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[BE LOGO] SEMICONDUCTOR INDUSTRIES

                                         FOR :  BE Semiconductor Industries N.V.
                                                Marconilaan 4
                                                5151 DR Drunen
                                                The Netherlands
                                                (31) 416 384 345

   BE SEMICONDUCTOR INDUSTRIES REPORTS 2002 FOURTH QUARTER AND ANNUAL RESULTS

       * 2002 Fourth Quarter Net Sales of (euro) 27.2 million, up 21% from
               Third Quarter and up 44% from 2001 Fourth Quarter *
         * Fourth Quarter Bookings up 17% Compared to Previous Quarter *
    * Annual Bookings 2002 up 99% Compared to 2001, Book-to-bill 2002 1.07 *

Drunen, The Netherlands, February 11, 2003, BE Semiconductor Industries N.V. ("the Company" or "BESI") (Nasdaq: BESI; Euronext: BESI), a leading manufacturer of assembly equipment for the semiconductor industry, today announced its financial results for the fourth quarter and year ended December 31, 2002.

Net sales for the fourth quarter of 2002 were (euro) 27.2 million, an increase of 21.4% as compared to net sales of (euro) 22.4 million in the third quarter of 2002, and an increase of 43.9% as compared to (euro) 18.9 million in the fourth quarter of 2001.

The Company's net loss for the fourth quarter of 2002 amounted to (euro) 9.2 million, or (euro) 0.30 per share, as compared to a net loss of (euro) 1.7 million or (euro) 0.05 per share in the third quarter of 2002 and (euro) 13.5 million, or (euro) 0.42 per share in the fourth quarter of 2001. Net loss for the fourth quarter of 2002 included a charge of (euro) 3.3 million for goodwill impairment related to the Company's Die Handling Systems business and pre-tax charges of (euro) 0.4 million for restructuring activities taken during the fourth quarter of 2002. In addition, the Company recorded a non-cash valuation allowance of (euro) 6.0 million against its net deferred tax assets.

Excluding these charges and applying the Company's effective tax rate for the fourth quarter of 2002, the Company recorded adjusted net earnings for the fourth quarter of 2002 of (euro) 0.4 million.

Net sales for the year ended December 31, 2002 decreased 44.5% to (euro) 83.2 million, compared to net sales of (euro) 150.0 million in 2001.

The Company's net loss in 2002 was (euro) 17.0 million, or (euro) 0.54 per share as compared to a net loss of (euro) 17.0 million, or (euro) 0.53 per share, in 2001. Net loss for 2002 included a charge of (euro) 3.3 million for goodwill impairment and pre-tax charges of (euro) 0.8 million for restructuring activities. In addition, the Company recorded a non-cash valuation allowance of
(euro) 6.0 million against its net deferred tax assets. Excluding these charges and applying the Company's effective tax rate for 2002, the Company's adjusted net loss for 2002 was (euro) 7.1 million.

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[BE LOGO] SEMICONDUCTOR INDUSTRIES

Gross margin for the fourth quarter of 2002 increased to 39.0% as compared to 32.9% in the third quarter of 2002 and 18.5% in the fourth quarter of 2001. The gross margin increase in the fourth quarter of 2002 as compared to the third quarter was due to significantly higher net sales, a favourable product mix and the benefits of the Company's restructuring efforts. The Company's gross margin declined from 35.8% in 2001 to 32.9% in 2002 due to the significant decrease in net sales in 2002 which was only partially offset by reduced production and overhead costs.

At December 31, 2002, the Company's cash totaled (euro) 119.9 million as compared to (euro) 114.3 million at September 30, 2002, an increase of (euro)
5.6 million, primarily generated by cash flow from operations. The Company's cash totaled (euro) 141.5 million at December 31, 2001.

The Company's backlog increased by 16.4% to (euro) 42.5 million at December 31, 2002 from (euro) 36.5 million at December 31, 2001. The Company's book-to-bill ratio was 1.07 for the full year 2002 as compared to 0.30 for the year 2001. New incoming orders in 2002 increased to (euro) 89.1 million, including (euro) 1.8 million of die sorting systems' backlog that was acquired as part of the Company's purchase of Laurier Inc., and almost doubled as compared to (euro)
44.8 million in 2001.

Commenting on the annual and fourth quarter results, Mr. Richard Blickman, President and Chief Executive Officer, said: "Our business in 2002 continued to be adversely affected by one of the most difficult semiconductor industry environments in recent memory. Consequently, our net sales declined by approximately 44% in 2002 as compared to 2001. However, due to the extensive restructuring of our operations over the past 18 months, we were able to break-even on an adjusted net earnings basis in the fourth quarter of 2002 excluding year-end adjustments for the impairment of certain tax and intangible assets. The second half of the year also witnessed a significant improvement in our bookings and backlog from lower levels in the first six months of 2002. Although we project that our net sales for the first half of 2003 will increase from our net sales of the first half of 2002, we expect that they will be down as compared to the second half of 2002."

BE Semiconductor Industries N.V. designs, develops, manufactures, markets and services die sorting, flip chip die-attach, molding, trim and form, singulation and plating systems for the semiconductor industry's assembly operations. Its customers consist primarily of leading U.S., European, Asian, Korean and Japanese semiconductor manufacturers and subcontractors.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements, which are found in various places throughout the press release. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, those listed or discussed in the Company's 2001 Annual Report on Form 20-F as well as the risk that anticipated orders may not materialize or that orders received may be postponed or canceled, generally without charges; the volatility in the demand for semiconductors and our products and services; acts of terrorism and violence; overall global economic conditions; risks, such as changes in trade regulations, currency fluctuations, political instability and war, associated with a substantial foreign customer and supplier

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[BE LOGO] SEMICONDUCTOR INDUSTRIES

base and substantial foreign manufacturing operations; potential instability in foreign capital markets; the risk of failure to successfully manage our expanding and more diverse operations; and other key factors that could adversely affect our businesses and financial performance contained in past and future filings and reports, including those with the United States Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

A conference call to discuss these results will be held today at 4:00 PM Dutch time (3:00 PM London time, 10:00 AM NY time). Interested participants may call
(31) 20 531 5871 for the teleconference.

CONTACTS:
Richard W. Blickman                   Cor te Hennepe
President & CEO                       Director of Finance
Tel. (31) 416 384345                  Tel. (31) 416 384345

                               (tables to follow)

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[BE LOGO] SEMICONDUCTOR INDUSTRIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
              (Euro in thousands, except share and per share data)

----------------------------------------------------------------------------------------------------------------------------
                                                                      THREE MONTHS
                                                                    ENDED DECEMBER 31,                   TWELVE MONTHS
                                                                       (UNAUDITED)                     ENDED DECEMBER 31,
                                                               --------------------------         --------------------------
                                                                  2001          2002 (1)             2001          2002 (1)
-----------------------------------------------------------------------------------------         --------------------------
Net sales                                                          18,924          27,185            150,030          83,228
Cost of sales                                                      15,429          16,571             96,253          55,849
                                                               --------------------------         --------------------------
Gross profit                                                        3,495          10,614             53,777          27,379

Selling, general and administrative expenses                        6,319           6,620             30,563          26,235
Research and development expenses                                   3,675           3,726             15,446          12,470
Restructuring charges                                               3,006             386              8,306             786
Goodwill impairment                                                     -           3,302                  -           3,302
Amortization of intangible assets                                     955             641              3,848           2,591
                                                               --------------------------         --------------------------
Total operating expenses                                           13,955          14,675             58,163          45,384

Operating loss                                                    (10,460)         (4,061)            (4,386)        (18,005)
Interest income, net                                                  935             775              4,240           3,395
                                                               --------------------------         --------------------------
Loss before taxes and equity in loss of
  affiliated companies and minority interest                       (9,525)         (3,286)              (146)        (14,610)
Income taxes (benefit) (2)                                         (3,139)          5,915                518           2,404
                                                               --------------------------         --------------------------
Loss before equity in loss of affiliated
  companies and minority interest                                  (6,386)         (9,201)              (664)        (17,014)

Equity in loss of affiliated companies and
   loss on sale of affiliated companies, net                       (7,112)              -            (16,314)              -
Minority interest                                                       -               3                  -               3
                                                               --------------------------         --------------------------
Net loss                                                          (13,498)         (9,198)           (16,978)        (17,011)
============================================================================================================================

Loss per share - basic and diluted                                  (0.42)          (0.30)             (0.53)          (0.54)

Number of shares - basic                                       31,794,675      30,940,740         31,794,675      31,462,482
Number of shares - diluted                                     31,794,675      30,940,740         31,794,675      31,462,482
============================================================================================================================

(1)      Reflects the adoption of SFAS 142 "Goodwill and Other Intangible
         Assets"

(2) Includes valuation allowance of(euro)6.0 million on U.S. net operating loss carry forwards

     The financial information has been prepared in accordance with US GAAP.

                               (tables to follow)

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[BE LOGO] SEMICONDUCTOR INDUSTRIES

                           CONSOLIDATED BALANCE SHEETS
                               (Euro in thousands)

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                                                                                     December 31,             DECEMBER 31,
                                                                                         2001                     2002
--------------------------------------------------------------------------------------------------------------------------
ASSETS

Cash and cash equivalents                                                              141,506                  119,866
Accounts receivable, net                                                                31,078                   28,238
Inventories                                                                             29,310                   33,424
Other current assets                                                                     5,087                    7,687
                                                                                       --------------------------------
TOTAL CURRENT ASSETS                                                                   206,981                  189,215

Property, plant and equipment                                                           28,466                   23,103
Goodwill                                                                                13,025                   14,690
Patents and trademarks                                                                  18,705                   17,036
Other non-current assets                                                                 4,709                      954
                                                                                       --------------------------------
TOTAL ASSETS                                                                           271,886                  244,998
                                                                                       --------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current portion of long-term debt and capital
  leases                                                                                 1,648                    1,228
Accounts payable                                                                         5,520                   13,103
Accrued liabilities                                                                     22,692                   17,272
                                                                                       --------------------------------
TOTAL CURRENT LIABILITIES                                                               29,860                   31,603

Long-term debt and capital leases                                                        9,040                    7,812
Deferred gain on sale and lease back                                                         -                    1,012
Deferred tax liabilities                                                                 4,684                    4,039
                                                                                       --------------------------------
TOTAL NON-CURRENT LIABILITIES                                                           13,724                   12,863

MINORITY INTEREST                                                                            -                       44

TOTAL SHAREHOLDERS' EQUITY                                                             228,302                  200,488
                                                                                       --------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                             271,886                  244,998
=======================================================================================================================

     The financial information has been prepared in accordance with US GAAP.

                               (tables to follow)

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[BE LOGO] SEMICONDUCTOR INDUSTRIES

                        CONSOLIDATED CASH FLOW STATEMENTS
                               (Euro in thousands)

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                                                                                              YEAR ENDED DECEMBER 31,
                                                                                        ----------------------------------
                                                                                          2001                       2002
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                                                (16,978)                   (17,011)

Depreciation, amortization and impairment                                                 8,343                     10,028
Deferred income taxes (benefits)                                                         (1,541)                     2,403
Other non-cash items                                                                     16,485                      2,119

Changes in working capital                                                                8,633                     (1,763)
                                                                                        ----------------------------------
Net cash provided by (used in) operating activities                                      14,942                     (4,224)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                                                                     (3,393)                    (4,903)
Proceeds from sale of property, plant and equipment
  and subsidiaries                                                                       18,119                      6,789
Acquisition of subsidiaries, net of cash acquired                                          (170)                   (10,605)
Other                                                                                       173                          -
                                                                                        ----------------------------------
Net cash provided by (used in) investing activities                                      14,729                     (8,719)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on debt and capital leases                                                      (1,704)                    (2,970)
Net proceeds from (payments of) advances
  from customers                                                                         (9,688)                     1,015
Purchase of own shares                                                                        -                     (4,885)
Other                                                                                         -                         48
                                                                                        ----------------------------------
Net cash used in financing activities                                                   (11,392)                    (6,792)

Net increase (decrease) in cash and cash equivalents                                     18,279                    (19,735)
Effect of changes in exchange rates on cash
  and cash equivalents                                                                      378                     (1,905)
Cash and cash equivalents at beginning of the year                                      122,849                    141,506
                                                                                        ----------------------------------
Cash and cash equivalents at end of the year                                            141,506                    119,866
==========================================================================================================================

     The financial information has been prepared in accordance with US GAAP.

                                (table to follow)

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[BE LOGO] SEMICONDUCTOR INDUSTRIES

              RECONCILIATION OF ADJUSTED FINANCIAL INFORMATION WITH
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                               (Euro in thousands)

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                                                                       THREE MONTHS                     TWELVE MONTHS
                                                                    ENDED DECEMBER 31,                ENDED DECEMBER 31,
                                                                       (UNAUDITED)                       (UNAUDITED)
                                                                 -----------------------           ------------------------
                                                                   2001            2002              2001            2002
----------------------------------------------------------------------------------------           ------------------------
Net loss                                                         (13,498)         (9,198)           (16,978)        (17,011)

Adjustments to reconcile net loss to adjusted net earnings (loss)

Restructuring charges after tax                                    1,989             262              5,493             598
Impairment of goodwill                                                 -           3,302                  -           3,302
Equity in loss of PBE and loss on sale of PBE
  investment, net                                                  7,112               -             16,314               -
Valuation allowance deferred tax assets                                -           6,046                  -           6,046
                                                                 -----------------------            -----------------------
Adjusted net earnings (loss)                                      (4,397)            412              4,829          (7,065)
===========================================================================================================================
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